SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TAURIGA SCIENCES, INC.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
87669X106
(CUSIP Number) Jason E. Barkeloo Chief Executive Officer Bacterial Robotics, LLC PO Box 30085 Cincinnati, OH 45230 (513) 225-8765 Copy to:
David J. Willbrand, Esq. Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089 (513) 352-6646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87669X106	13D	Page 1 of 7 Pages

1	NAME OF REPORTING PERSON Bacterial Robotics, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,977,647(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,977,647(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 103,977,647(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes (i) a 5-year warrant to purchase 75,000,000 shares of common stock (“Warrant One”); (ii) a 7-year warrant to purchase 28,917,647 shares of common stock (“Warrant Two”); and (iii) 60,000 shares of common stock (the “BR Common Stock”) held by Bacterial Robotics, LLC (“Bacterial Robotics”).

(2) Based on 522,934,923 shares of common stock reported by Tauriga Sciences, Inc. (the “Company”) as outstanding as of February 18, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 2013.

CUSIP No. 87669X106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Jason E. Barkeloo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,560,970(1)
	9	SOLE DISPOSITIVE POWER 3,501,000
	10	SHARED DISPOSITIVE POWER 103,977,647(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 178,560,970 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) Warrant One; (ii)  Warrant Two; (iii) the BR Common Stock; (iv) 3,501,000 shares of common stock held by Jason E. Barkeloo (“Mr. Barkeloo”); and (v) warrants to purchase 71,082,323 shares of common stock held by the Members (as defined in Item 4 below) other than Bacterial Robotics and Mr. Barkeloo, which will be subject to the Standstill and Voting Agreement (as defined in Item 4 below) once issued. Mr. Barkeloo disclaims beneficial ownership of the securities held by the Members.

(2) Includes (i)  Warrant One; (ii) Warrant Two; and (iii) the BR Common Stock. Mr. Barkeloo is the managing member and Chief Executive Officer of Bacterial Robotics and therefore may be deemed to share dispositive power with respect to the securities held by Bacterial Robotics.

(3) Based on 522,934,923 shares of common stock reported by the Company as outstanding as of February 18, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 2013.

CUSIP No. 87669X106	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Statement relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Tauriga Sciences, Inc., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 39 Old Ridgebury Road, Danbury, Connecticut 06180.

Item 2.  Identity and Background.

(a)         This Statement is filed by:

(i)          Bacterial Robotics, LLC, an Ohio limited liability company (“Bacterial Robotics”); and

(ii)         Jason E. Barkeloo (“Mr. Barkeloo”), who serves as the managing member and Chief Executive Officer of Bacterial Robotics, LLC. There are no other executive officers and no directors of Bacterial Robotics.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office and principal business of Bacterial Robotics, and the business address of Mr. Barkeloo, is P.O. Box 30085, Cincinnati, Ohio 45230.

(c)          The principal business of Bacterial Robotics is the development of synthetic biology-mediated, microorganism-based, products. The principal occupation of Mr. Barkeloo is serving as the managing member and Chief Executive Officer of Bacterial Robotics.

(d)          No Reporting Person Reporting, nor any director or officer of Bacterial Robotics, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, nor any director or officer of Bacterial Robotics, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Bacterial Robotics is organized under the laws of the State of Ohio. Mr. Barkeloo is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

A 5-year warrant to purchase 75,000,000 shares of Common Stock (“Warrant One”) was issued to Bacterial Robotics on October 29, 2013 as partial consideration for certain rights granted by Bacterial Robotics to the Company for the research and development of genetically enhanced bacteria for nuclear waste water remediation and a strategic alliance which produced the PCB-laden water remediation for the nuclear power industry whitepaper. Bacterial Robotics intends to utilize a cashless exercise of Warrant One pursuant to a Strategic Alliance Agreement, dated as of October 29, 2013, by and between the Company and Bacterial Robotics, LLC (the “Strategic Alliance Agreement”). The exercise price of Warrant One is $0.0260 per share.

CUSIP No. 87669X106	13D	Page 4 of 7 Pages

A 7-year warrant to purchase 28,917,647 shares of common stock (“Warrant Two”) was issued to Bacterial Robotics on January 28, 2014 in connection with an Agreement and Plan of Merger, dated as of November 25, 2013, by and among the Company, Pilus Acquisition, LLC, Bacterial Robotics, Pilus Energy LLC (“Pilus Energy”) and certain individuals named therein (the “Merger Agreement”), as consideration for the acquisition of Pilus Energy by the Company (the “Merger Transaction”). Bacterial Robotics intends to utilize a cashless exercise of Warrant Two pursuant to the Merger Agreement. The exercise price of Warrant Two is $0.02 per share.

The aggregate purchase price of the 60,000 shares of common stock held by Bacterial Robotics was $3,870. The shares were acquired in various open market transactions between March 4, 2014 and March 28, 2014 with Bacterial Robotic’s working capital.

The 3,500,000 shares of common stock held by Mr. Barkeloo were issued by the Company to Mr. Barkeloo as compensation for advisory services. The aggregate purchase price of the 1,000 shares of common stock held by Mr. Barkeloo was $17.50. The shares were acquired in an open market transaction on February 27, 2014 with Mr. Barkeloo’s personal funds.

The Reporting Persons may in the future use working capital or personal funds, as applicable, to acquire additional shares, except as may be prohibited by the Standstill and Voting Agreement (as defined in Item 4 below).

Item 4. Purpose of Transaction.

Bacterial Robotics received Warrant One and Warrant Two pursuant to the Strategic Alliance Agreement and the Merger Agreement, respectively. Bacterial Robotics acquired the 60,000 shares of common stock reported in this Schedule 13D for investment purposes. A copy of Warrant One, Warrant Two, the Strategic Alliance Agreement and the Merger Agreement are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

Mr. Barkeloo received the 3,500,000 shares of Common Stock from the Company on January 25, 2014 as compensation for advisory services. Mr. Barkeloo acquired the 1,000 shares of common stock reported in this Schedule 13D for investment purposes

Except as may be prohibited by the Standstill and Voting Agreement (as defined below), the Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held in open-market transactions or privately negotiated transactions, on such terms and at such times as each Reporting Person may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as each Reporting Person may deem advisable.

At the closing of the Merger Transaction, on January 28, 2014, the Reporting Persons and each member of Pilus Energy (and together with the Reporting Persons, the “Members”) entered into a Standstill and Voting Agreement with the Company (the “Standstill and Voting Agreement”), agreeing to restrictions on the acquisition of additional equity securities of the Company or any of its subsidiaries, transactions involving the Company and proxy solicitations and agreeing to vote their Common Stock in order to elect to the Board of Directors of Company, the persons nominated by a majority of the incumbent directors at the date of the Merger Agreement or directors nominated by such incumbent directors. Each such person is expected to grant a proxy to the Chief Executive Officer of Company or his nominee to vote or provide a written consent to give effect to the provisions of the Standstill and Voting Agreement, which proxy could be exercised in the event such person refused or failed to vote or provide a written consent in accordance with the terms of the Standstill and Voting Agreement. If entered into pursuant to the terms of the Merger Agreement, the Standstill and Voting Agreement will expire on the later of: (i) such time as the warrants issued in the Merger Transaction (the “Warrants”) collectively represent less than 5% of the fully-diluted common equity of the Company; and (ii) the fifth anniversary of the closing of the Merger Transaction. A copy of the form of Standstill and Voting Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

CUSIP No. 87669X106	13D	Page 5 of 7 Pages

In addition, pursuant to the Merger Agreement, from and after the consummation of the Merger Transaction until such time as the Warrants collectively represent less than 20% of the fully-diluted common equity of the Company, Mr. Barkeloo, will have the non-assignable right to designate, appoint and nominate two directors to the Board of Directors of the Company, and until such time as the Warrants collectively represent less than 5% of the fully-diluted common equity of the Company, Mr. Barkeloo will have the non-assignable right to designate, appoint and nominate one such director. These rights will terminate at such time as the Warrants collectively represent less than 5% of the fully-diluted common equity of the Company.

Except as set forth above, the Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Barkeloo or other representatives of Bacterial Robotics in their capacity as directors of the Company or by such Board of Directors, with the participation of Mr. Barkeloo or other representatives of Bacterial Robotics. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Bacterial Robotics beneficially owns 103,977,647 shares of Common Stock, 103,917,647 of which are issuable upon the exercise of Warrant One and Warrant Two, which represents approximately 16.6% percent of the Company’s outstanding shares of Common Stock. By virtue of his relationships with Bacterial Robotics, Mr. Barkeloo may also be deemed to share the power to vote and the power to dispose of the Common Stock beneficially owned by Bacterial Robotics. In addition, by virtue of the Standstill and Voting Agreement, Mr. Barkeloo may be deemed to share the power to vote an additional 71,082,323 shares of Common Stock underlying certain warrants to purchase Common Stock (the “Subject Shares”), which will be subject to the Standstill and Voting Agreement once issued. Mr. Barkeloo also owns directly 3,501,000 shares of Common Stock. Therefore, Mr. Barkeloo beneficially owns 178,560,970 shares of Common Stock, which includes 174,999,970 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock (which will be subject to the Standstill and Voting Agreement once issued), which represents approximately 25.6% percent of the Company’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 527,934,923 shares of Common Stock reported by the Company as outstanding as of February 18, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2013.

(b) Bacterial Robotics shares the power to dispose of the 103,917,647 shares of Common Stock issuable upon the exercise of Warrant One and Warrant Two, and the 60,000 shares of Common Stock directly owned by it, with Mr. Barkeloo. Mr. Barkeloo shares the power to vote the Subject Shares with the other Members and has sole power to dispose of the 3,501,000 shares of Common Stock directly owned by him.

(c)          Not applicable.

(d)          Not applicable.

CUSIP No. 87669X106	13D	Page 6 of 7 Pages

(e)          Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

Except for Warrant One, Warrant Two, the Strategic Alliance Agreement, the Merger Agreement and the Standstill and Voting Agreement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in such agreements.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1         Warrant, dated October 29, 2013, issued to Bacterial Robotics, LLC, filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 4, 2013 and incorporated herein by reference.

99.2         Form of Warrant, filed as Exhibit A in Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 27, 2013 and incorporated herein by reference.

99.3         Strategic Alliance Agreement, dated as of October 29, 2013, by and between Tauriga Sciences, Inc. and Bacterial Robotics, LLC, filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 4, 2013 and incorporated herein by reference.

99.4         Merger Agreement, dated as of November 25, 2013, by and among Tauriga Sciences, Inc., Pilus Acquisition, LLC, Bacterial Robotics, LLC, Pilus Energy, LLC, Dr. Daniel J. Hassett, Ian Cody Harrison and the other Sellers from time to time party thereto, and Exhibits thereto, filed as Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 27, 2013 and incorporated herein by reference.

99.5         Form of Standstill and Voting Agreement, filed as Exhibit C in Exhibit 2.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 27, 2013 and incorporated herein by reference.

99.6         Joint Filing Agreement, dated May 2, 2014, between Bacterial Robotics, LLC and Jason E. Barkeloo, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2014

BACTERIAL ROBOTICS, LLC

By:	/s/ Jason E. Barkeloo
Name:	Jason E. Barkeloo
Title:	Chief Executive Officer

/s/ Jason E. Barkeloo
Jason E. Barkeloo